OMB APPROVAL OMB Number: 3235-0145 Expired: February 28, 2009 Estimated average burden Hours per response ………………14.5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Act of 1934 (Amendment No. 1 )*
LUND GOLD LTD.
(Name of Issuer) Common Shares
(Title of Class of Securities) 550367106
(CUSIP Number) James G. Stewart, Secretary
Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia CANADA V6E 2E9 Tel.: 604-331-8772 Fax: 604-331-8773 April 30, 2007
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

[Continued on following page(s)]

Page 1 of 5 Pages

CUSIP No. 550367106

1.	Name of the Reporting Person(s) I.R.S. Identification No(s) of above person(s) (entities only)		CHET IDZISZEK
2.	Check the Appropriate Box if a Member of a Group		(a) _____ (b) __X__
3.	SEC Use Only
4.	Source of Funds (See Instructions)		PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		[ ]
6.	Citizenship or Place of Organization		Canadian
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power (exclusive of options and warrants)	2,077,963
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	2,077,963
	10.	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person Common shares Warrants to purchase common shares Stock options to purchase common shares		2,077,963 504,166 620,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]
13.	Percent of Class Represented by Amount in Row (11) Common shares On partially diluted basis, including warrants and options		5.4% 8.1%
14.	Type of Reporting Person (See Instructions)		IN

Page 2 of  5 Pages

CUSIP No. 550367106

Item 1.  Security and Issuer

Class of Securities	Common shares without par value
Name of Issuer	LUND GOLD LTD.
Address of Issuer’s Principal Executive Offices	Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, CANADA V6E 2E9 Tel.: 604-331-8772 / Fax: 604-331-8773

Item 2.  Identity and Background

(a)	Name of Person Filing	Chet IDZISZEK
(b)	Residence or business address	Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, CANADA V6E 2E9 Tel.: 604-331-8772 / Fax: 604-331-8773
(c)	Principal occupation and address of employer	Geologist and President of MADISON MINERALS INC. Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, CANADA V6E 2E9 Tel.: 604-331-8772 / Fax: 604-331-8773
(d)	Not applicable
(e)	Not applicable
(f)	Citizenship	Canadian

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Idziszek uses his personal funds for all acquisitions.

Item 4: Purpose of Transaction

Mr. Idziszek is the President of the Issuer.  He buys and sells solely for investment purposes.

Page 3 of 5 Pages

CUSIP No. 550367106

Item 5. Interest in Securities of the Issuer

(a)	Aggregate number of securities owned Common shares Warrants to purchase common shares Stock options to purchase common shares		2,077,963 504,166 620,500
	Percent of class: Common shares On a partially diluted basis, assuming the exercise of all Warrants and Options, the percentage held is		5.4% 8.1%
(b)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote	2,077,963
	(ii)	Shared power to vote or to direct the vote	0
	(iii)	Sole power to dispose or to direct the disposition of	2,077,963
	(iv)	Shared power to dispose or to direct the disposition of	0

(c)

Following are descriptions of the Reporting Person's transactions in the Issuer's reported securities: during the last sixty days.

Date of Transaction	Amount of Securities Involved	Price p. share (Canadian Dollars)	How Transaction Was Effected
Apr. 11/07	345,000 units, each unit consisting of 1 share and ½ non-transferable warrant	0.25	Issuance of shares by Issuer pursuant to private placement approved by regulatory authorities.
Apr. 18/07	25,500	0.31	Acquired through the open market
Apr. 20/07	49,500	0.31	Acquired through the open market
Apr. 24/07	10,000	0.31	Acquired through the open market
Apr. 25/07	11,000	0.31	Acquired through the open market
Apr. 27/07	4,000	0.31	Acquired through the open market

(d)

No other person has such rights other than the respective reporting person.

(e)

Not applicable.

Page 4 of 5 Pages

CUSIP No. 550367106

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature “Chet Idziszek”

Name/Title: CHET IDZISZEK

Page 5 of 5 Pages